Exhibit 99.1

SECOND DEED OF AMENDMENT

relating to

the Agreement for the Sale and Purchase of Amdipharm Mercury Limited, as amended among

the Sellers,

the Parent,

and

the Buyer

THIS DEED is dated 23 November, 2015

BETWEEN:

(1)	THE INSTITUTIONAL SELLERS, being those persons whose names and addresses are set out in Part A of Schedule 1 to the Sale and Purchase Agreement (the “Institutional Sellers”);

(2)	THE MANAGEMENT SELLERS, being those persons whose names and addresses are set out in Part B of Schedule 1 to the Sale and Purchase Agreement (the “Management Sellers”);

(3)	THE OTHER SELLERS, being those persons whose names and addresses are set out in Part C of Schedule 1 to the Sale and Purchase Agreement (the “Other Sellers” and together with the Institutional Sellers and the Management Sellers, the “Sellers” and each a “Seller”);

(4)	CONCORDIA INVESTMENTS (JERSEY) LIMITED, a company incorporated in Jersey (registered number 119697) whose registered office is at 11-15 Seaton Place, St. Helier, Jersey JE4 0QH (the “Buyer”); and

(5)	CONCORDIA HEALTHCARE CORP., a company incorporated in the Province of Ontario, whose registered office is at 277 Lakeshore Road East, Oakville, Ontario, L6J 1H9 (“Concordia” or the “Parent”).

BACKGROUND:

(A)	Concordia and the Sellers entered into an agreement for the sale and purchase of Amdipharm Mercury Limited on 4 September 2015, to which Buyer acceded on 20 October 2015 (such agreement, as amended, the “Sale and Purchase Agreement”).

(B)	The parties hereto agree that the Sale and Purchase Agreement be further amended as set out herein.

IT IS AGREED as follows:

1.	INTERPRETATION

1.1	Definitions

Defined terms used but not defined herein shall have the meanings given to them in the Sale and Purchase Agreement, unless the context requires otherwise.

1.2	Construction

The provisions of Clause 1 (Interpretation) of the Sale and Purchase Agreement are incorporated in this Deed as if fully set out herein, as if references in those clauses to “this Agreement” were references to this Deed and otherwise mutatis mutandis.

2.	AMENDMENT

With effect from the date of this Deed, clause 3.5 of the Sale and Purchase Agreement shall be amended so that the following sentence shall be deemed to be added after the first sentence of clause 3.5 (commencing by “Subject to Completion, […]”):

“Notwithstanding the foregoing, the Buyer shall have the option (the “Deferral Option”), which shall be exercisable, in whole but not in part, at the Buyer’s sole discretion at any time prior to 30 September 2016 by written notice to the Institutional Sellers’ Representative and Management Sellers’ Representative, to defer the payment of 50% of the Earn-Out Consideration to 1 February 2017 (the “Deferred Earn-Out Payment”), which Deferred Earn-Out Payment shall, if the Deferral Option is exercised, accrue interest daily at a rate of 8 per cent. per annum on the basis of a 365 day year from (and including) 1 November 2016 to (and including) 1 February 2017 (which additional interest consideration shall be deemed to be part of the Earn-Out Consideration).”

3.	MISCELLANEOUS

3.1	Further Assurance

Each of Sellers, the Parent and the Buyer shall, at the reasonable request of another party and at its own expense, do all such acts and things necessary or desirable to give effect to the amendments effected or to be effected pursuant to this Deed.

3.2	Counterparts

This Deed may be executed in any number of counterparts, each of which when executed and delivered is an original and all of which together evidence the same agreement. The parties agree that this Deed may be exchanged by facsimile, pdf or other electronic means.

3.3	Process Agent

Each of the Parent and Buyer hereby irrevocably appoints Law Debenture, 100 Wood Street, Fifth Floor, London EC2V 7EX, United Kingdom, as its agent to accept service of process in England and Wales in respect of any Proceedings (as defined below), service upon whom shall be deemed completed whether or not forwarded to or received by the Parent or Buyer, as applicable.

3.4	Incorporation of Terms

The provisions of Clause 18 (Confidential Information), Clause 20 (Costs) and Clause 24 (Notices) of the Sale and Purchase Agreement are incorporated in this Deed as if fully set out herein, as if references in those clauses to “this Agreement” were references to this Deed and otherwise mutatis mutandis.

4.	GOVERNING LAW AND JURISDICTION

This Deed and any non-contractual obligations arising out of or in connection with it shall be governed by English Law.

The courts of England have exclusive jurisdiction to settle any dispute arising from or connected with this Deed (a “Dispute”), including a Dispute regarding the existence or validity of this Deed or the consequences of its nullity. The parties agree that the courts of England are the most appropriate and convenient courts to settle any Dispute and, accordingly, that they will not argue to the contrary.

The parties agree that the documents which start any proceedings relating to a Dispute (“Proceedings”) and any other documents required to be served in relation to those Proceedings may be served on the Parent and/or Buyer in accordance with clause 3.3 of this Deed. These documents may, however, be served in any other manner allowed by Law. This clause 4 of the Deed applies to all Proceedings wherever started.

THIS DEED is executed as a deed by the parties and is delivered and takes effect on the date set out at the beginning of this Deed.

EXECUTED as a DEED by:
CINVEN CAPITAL MANAGEMENT		)	/s/ John Boothman
(V) GENERAL PARTNER LIMITED

acting by	John Boothman, Director	)	Authorised Signatory

who, in accordance with the laws of the territory in which Cinven Capital Management (V) General Partner Limited is incorporated, is acting under the authority of Cinven Capital Management (V) General Partner Limited			/s/ Charmaine Casey For and on behalf of Aztec Financial Services (Guernsey) Limited as Secretary

EXECUTED as a DEED by:
JOHN BEIGHTON		)
in the presence of:		)	/s/ John Beighton

/s/ Karl Belk	Signature of witness
Karl Belk	Name of witness
[Redacted - Personal Information]	Address of witness

EXECUTED as a DEED by:
CONCORDIA HEALTHCARE CORP.		)	/s/ Mark Thompson

acting by	Mark Thompson	)	Authorised Signatory
who, in accordance with the laws of the territory in which Concordia Healthcare Corp. is incorporated, is acting under the authority of Concordia Healthcare Corp.

EXECUTED as a DEED by:
CONCORDIA INVESTMENTS		)	/s/ Geraldine O’Rourke
(JERSEY) LIMITED			Geraldine O’Rourke, Authorised Signatory-Aztec Directors Limited

acting by	Geraldine O’Rourke	)	Director
in the presence of:

/s/ Marcia Le Claire	Signature of witness
Marcia Le Claire	Name of witness
[Redacted - Personal Information]	Address of witness